FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

5 August 2011

Structured Retail Products issued by RBS N.V.: Expected Part VII Scheme

On 19 April 2011, the Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) announced that they had approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. On 21 July 2011, RBS plc and RBS N.V. announced, subject to the disclaimer set out in that announcement, the publication of details of those securities issued by RBS N.V. which are eligible for the Part VII Scheme, indicating whether or not RBS plc is expected to become the issuer pursuant to the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme). For full details of these announcements, investors should refer to http://www.investors.rbs.com/RBS_NV.

In addition to the list of securities published on 21 July 2011, RBS N.V. and RBS plc hereby list the following further securities which are eligible for the Part VII Scheme indicating whether or not RBS plc is expected to become the issuer as a result of the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme).

ISIN	WKN	Valor	RBS plc expected to become the issuer pursuant to the Part VII Scheme?
XS0598127859		12606477	Yes
XS0609216790		12607059	Yes
XS0609252837		12606756	Yes
XS0609255855		12606725	No
XS0547255157		13420817	Yes
NL0000105377		2434671	Yes
XS0251783436		2664980	Yes
NL0009280817	AA13Y2	10649767	Yes
DE000AA0MDX8	AA0MDX	3081702	Yes
NL0009009919		2548894	No
NL0000736122	AA0CRC	2810898	No
NL0000029809	ABN9SE	2255925	No
NL0000062198	ABN2K6	2347346	No
NL0000771509	AA0D5H	2873740	No

Subject to the Disclaimer set out below, the information set out above is up-to-date as at the date indicated on this document and investors should refer to http://www.investors.rbs.com/RBS_NV from time to time for updated information. Details of RBS N.V.'s Fixed Income Securities (excluding Structured Retail Products) can also be viewed at http://www.investors.rbs.com/RBS_NV.

For Further Information Contact:
RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer
No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which RBS plc may become the issuer, the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Part VII Scheme as set out above or to the plans for the guarantees of the guaranteed securities of RBS N.V.) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Proposed Transfers (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements". Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this document. Neither RBSG, RBS plc, RBS Holdings N.V. nor RBS N.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary